  Exhibit 99.1
AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX COMPLETES TREATMENT IN HEPAVAXX B VACCINE PHASE I STUDY

EDMONTON, ALBERTA - August 9, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX) a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, announced today that enrolment and treatment has been completed in the Phase I trial for HepaVaxx B Vaccine, the lead candidate from ViRexx’s novel Chimigen™ vaccine platform. The trial has enrolled and vaccinated its target of 15 healthy volunteers with a subcutaneous injection of HepaVaxx B Vaccine. There were no significant adverse events associated with the treatment.

“Establishing a strong safety profile for this novel therapeutic vaccine is critical to the advancement of our Chimigen™ platform. We intend to continue to monitor volunteers in order to complete the safety assessment for this study.” commented Dr. Lorne Tyrrell, Chief Executive Officer and Chief Scientific Officer of ViRexx Medical Corp. “Existing hepatitis B antiviral therapies are effective in only approximately 20 to 30 percent of chronic carriers. The therapeutic potential of HepaVaxx B Vaccine, used alone or in combination with existing anti-viral therapies could have an enormous impact for these chronic carriers.”

HepaVaxx B
HepaVaxx B Vaccine consists of a recombinant chimeric molecule containing a hepatitis B viral antigen and a portion of a murine monoclonal antibody. The molecule is designed to target dendritic cells, which play a significant role in antigen presentation and initiation of an immune response. In preclinical testing, HepaVaxx B Vaccine has produced both cellular and humoral immune responses. ViRexx believes that the development of humoral and cellular responses may be effective in clearing the virus from patients with chronic hepatitis B infection.

Hepatitis B
Hepatitis B is a serious public health problem worldwide. The World Health Organization estimates that one out of every three people globally has been infected with the hepatitis B virus. Individuals that develop chronic infections are at increased risk of death from cirrhosis of the liver, liver failure and liver cancer. On average, 15% to 25% of chronically infected persons die from chronic liver disease, with approximately 1.2 million hepatitis B virus-related deaths worldwide occurring each year.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B, and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com